EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, NY 10154

Blackstone Real Estate Income Fund (the “Fund”)

345 Park Avenue, 42nd Floor

New York, NY 10154

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Blackstone Real Estate Income Advisors L.L.C. (the “Investment Manager”) notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, “Specified Expenses” (as defined below) would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund and the Fund’s pro rata share of all expenses in the business of Blackstone Real Estate Income Master Fund (the “Master Fund”) with the exception of: (i) the Management Fee (as defined in the Fund’s prospectus), (ii) the Incentive Fee (as defined in the Fund’s prospectus), (iii) the Distribution and Service Fee (as defined in the Fund’s prospectus), (iv) brokerage costs, (v) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund or Master Fund), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Investment Manager). “Total Expense Cap” means the annual rate of 0.35% of the Fund’s net assets. The Investment Manager may discontinue its obligation to waive its compensation or to bear other expenses at any time after December 31, 2018 (extending the expiration date of this obligation from the previously effective expiration date of December 31, 2017) upon written notice to the Fund.

If, while the Investment Manager is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, the Investment Manager shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by the Investment Manager on behalf of the Fund pursuant to this Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Investment Manager will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Investment Manager may recapture a Specified Expense in any year within the thirty-six month period after the Investment Manager bears the expense.

The Investment Manager further notifies you that it will waive its compensation (and, the extent necessary, bear other expenses of the Fund or Master Fund) in amounts greater than required above to the extent required by applicable law.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Fund on Form N-2 with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes and we expressly permit you to do so.

Blackstone Real Estate Income Advisors L.L.C.

By:	/s/ Anthony F. Marone, Jr.
Name:	Anthony F. Marone, Jr.
Title:	Authorized Signatory

Agreed and Accepted: Blackstone Real Estate Income Fund

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Chief Legal Officer, Chief Compliance Officer & Secretary

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